02025321

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

P.E.
3-1-02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

DASSAULT SYSTEMES S.A.
(Exact Name of Registrant as Specified in its Charter)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Registrant's Principal Executive Office)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X   Form 40-F __

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)

ENCLOSURES:

Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K a press release dated March 21, 2002 announcing that CATIA V5 obtained the "Designed for Microsoft Windows XP" logo.

CATIA V5: "Designed For Windows XP"

Flagship 3D PLM Solution Attains Highest Accolade for Windows Integration

Suresnes (France), March 21, 2002 – Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) announced today that CATIA on the V5 next generation architecture, the base for its leading 3D PLM Solution, has obtained the "Designed for Microsoft Windows XP" Logo. The result of a strong partnership in technology between Dassault Systemes and Microsoft, this announcement demonstrates Dassault Systemes' ongoing commitment to provide its customers with the full range, including all 119 products, of CATIA V5 on the latest Microsoft Windows platforms.

Achieving the "Designed for Microsoft Windows XP" logo is the result of successful and rigorous compatibility testing undertaken by Dassault Systemes' Research and Development Laboratory Team during the beta phase of Windows XP's development. Associated with this validation process, COMPAQ provided extensive technical support to Dassault Systemes through the onsite COMPAQ Technical Resource Center, thus accelerating the adoption of Windows XP.

The "Designed for Windows XP" logo guarantees a high level of integration and cooperation between CATIA V5 and other software applications. The combination of the CATIA V5 unique user interface and Windows XP's ease-of-use will help designers and engineers leverage multiple application productivity within a single enterprise-wide platform. Innovative technologies accessible under Windows XP such as Smart tags and Task Pane, as well as tight integration into web environments, significantly contribute to higher efficiency and increased task productivity. Furthermore, not only will CATIA V5 users be able to access new Windows XP functionalities, but they will also benefit from Windows XP's stability, flexibility, robustness and security.

"The combination of CATIA V5 and Windows XP establishes a new benchmark in process centric design automation and engineer productivity", commented Bernard Charlès, President of Dassault Systemes. *"This demonstrates the strength of our close partnership with Microsoft, aimed at making the most innovative and intuitive solutions accessible to the manufacturing industry."*

Added Steve Ballmer, Chief Executive Officer of Microsoft: *"The integration between CATIA V5 and Windows XP offers manufacturing engineers a unified, powerful and affordable computing environment for their technical, business and office needs. Microsoft is committed to supporting Dassault Systemes' ongoing efforts to provide the manufacturing community with powerful, reliable and easy-to-use products and XML web services."*

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About Dassault Systemes

Dassault Systemes (Nasdaq: DASTY; Euronext Paris: #13065, DSY.PA) is the premier global software developer for the CAD/CAM/CAE/PLM market, providing companies with e-business solutions to implement their digital enterprise, thus creating and simulating the entire product life cycle from initial concept to product in service. The CATIA, ENOVIA and DELMIA Solutions support industry-specific business processes to help unleash creativity and innovation, reduce development cycle time, improve quality, competitiveness and shareholder value: CATIA supports the digital product definition and simulation, DELMIA provides solutions to define and simulate lean digital manufacturing processes and ENOVIA delivers enterprise solutions that manage a comprehensive, collaborative and distributed model of the digital product, processes and resources. The combined integration creates the Digital Product life cycle Pipeline, supporting reuse of corporate knowledge.

SolidWorks and SmarTeam Corp., as Dassault Systemes companies, offer respectively 3D design-centric and collaborative PDM software solutions based on Windows and the internet. Spatial, also part of Dassault Systemes family, is a market-leading provider of world-class 3D software components and services (for 3D modeling, visualization, and interoperability) to meet the requirements of 3D in Internet-based e-commerce and B2B applications.

Information about Dassault Systemes is available at http://www.dsweb.com.

About Microsoft

Founded in 1975, Microsoft (NASDAQ "MSFT") is the worldwide leader in software, services and Internet technologies for personal and business computing. The company offers a wide range of products and services designed to empower people through great software - any time, any place and on any device.

For further information please contact:

Media Relations
Morgen Walke Europe
Lorie Lichtlen
Tel: +33.1.47.03.68.10

Investor Relations
Morgen Walke Europe
Nicole Curtin / JB. Roquette
Tel: +33.1.47.03.68.10

Dassault Systemes Press Contact:
Anthony Maréchal
+ 33 1 55 49 84 21
anthony_marechal@ds- fr.com

Microsoft Press Contact:
Karen Peck
425-467-0920
kpeck@ssk.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: March 21, 2002

By: ______________________
Name: Thibault de Tersant
Title: Executive Vice President, Finance and Administration